SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4)

of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.

(Name of Subject Company)

SCIELE PHARMA, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title or Class of Securities)

808627103

(CUSIP Number of Class of Securities)

Patrick P. Fourteau

Chief Executive Officer

Sciele Pharma, Inc.

5 Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

(770) 442-9707

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

W. Tinley Anderson, III, Esq.

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree St., N. E., Suite 2400

Atlanta, GA 30308

(404) 815-2400

☐                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on September 8, 2008, by Sciele Pharma, Inc., a Delaware corporation (“Sciele”), as amended or supplemented from time to time.  This Schedule relates to the tender offer by Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Shionogi & Co., Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the issued and outstanding shares of Sciele common stock at a price per share of $31.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule, as previously amended or supplemented, is incorporated by reference in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended or supplemented, remains unchanged.  Capitalized terms used below but not defined in this Amendment No. 2 have the meanings set forth in the Schedule.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following:

Expiration and Subsequent Offering Period

Parent and Sciele announced on October 6, 2008 that the initial offering period expired and that Purchaser has accepted for purchase all of the shares of Sciele common stock validly tendered and not withdrawn pursuant to the Offer prior to the expiration of the initial offering period.  According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of October 3, 2008, a total of approximately 27,134,821 shares of Sciele common stock (excluding shares tendered through notices of guaranteed delivery) were validly tendered and not withdrawn in the initial offering period of the Offer, representing approximately 85.44% of all outstanding shares of Sciele common stock.  Additional shares were tendered through notices of guaranteed delivery.

Parent also announced that Purchaser has commenced a subsequent offering period for all of the remaining untendered shares of Sciele common stock that will expire at 5:00 p.m., New York City time, on Wednesday, October 8, 2008, unless extended.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(11)	Joint Press Release, dated October 6, 2008, issued by Parent and Sciele*

*Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2008	SCIELE PHARMA, INC.
By:

/s/ Patrick P. Fourteau
Name: Patrick P. Fourteau
Title: Chief Executive Officer

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